UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Stock exchange announcement

CADELER A/S Receives Notice of Termination of Long-Term Agreement with Ørsted for A-Class Windfarm Installation Vessel

Copenhagen, 1 July 2025 -- Cadeler A/S (NYSE: CDLR / OSE: CADLR) today announces that it has received a notice of termination from Ørsted A/S in relation to the Long-Term Agreement for an A-Class Windfarm Installation Vessel initially disclosed on 8 April 2024. The agreement had secured A-Class vessel capacity from Q1 2027 through the end of 2030.

The termination of the Long-Term Agreement is principally a result of Ørsted’s decision to discontinue work towards the Hornsea 4 Offshore Wind Farm.

Cadeler is entitled to agreed compensation as a consequence of the termination of the Long-Term Agreement. In addition, Cadeler is now free to deploy the vessel on alternative projects currently under discussion with third parties. Cadeler does not believe that the termination of the Long-Term Agreement will adversely affect Cadeler’s long-term financial performance. Receipt of the termination compensation noted above will positively impact financial guidance for the 2025 calendar year.

Update to 2025 Guidance

Cadeler is revising upwards its revenue guidance for the financial year ending December 31, 2025, with full-year revenue now expected to be within the range of EUR 588 million and EUR 628 million (previously expected to be within the range of EUR 485 million and EUR 525 million). In addition, Cadeler is revising upwards its EBITDA guidance for the financial year ending December 31, 2025, with full-year EBITDA now expected to be within the range of EUR 381 million and EUR 421 million (previously expected to be within the range of EUR 278 million and EUR 318 million.

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For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer